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                                                                 Exhibit (a)(1)

                     UNITED INVESTORS GROWTH PROPERTIES II
                        55 Beattie Place, P.O. Box 2347
                        Greenville, South Carolina 29602

                                  July 2, 1999

Dear Limited Partner:

         We understand that you have received from Bond Purchase LLC an unregistered offer to purchase up to 500 of the outstanding limited partnership units at $91 per unit of United Investors Growth Properties II (the "Partnership").

         The Partnership, through its general partner, United Investors Real Estate, Inc. (the "General Partner"), is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject such offer, or whether the Partnership is remaining neutral with respect to such offer. The General Partner is not making any recommendation with respect to such offer. However, it should be noted that such offer is at a lower price and for less units than the offer being made by AIMCO Properties, L.P., which is for 9,297.45 units at $93 per unit. In addition, you will not pay any transfer fees or commissions if you tender your units to us.

         Please note that the General Partner is an affiliate of AIMCO Properties, L.P.

         If you have any questions or would like further information about other possible opportunities to sell your units, please contract River Oaks Partnership Services, Inc. at (888) 349-2005.

                                        UNITED INVESTORS REAL ESTATE, INC.
                                        General Partner


                                        By:      /s/Patrick J. Foye
                                                 ------------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President



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